Exhibit 99.4
Gentium SpA Piazza XX Settembre, 2 - 22079 Villa Guardia (CO) Italy

October 12, 2007

Sigma-Tau Pharmaceuticals Inc.
800 South Frederick Avenue
Gaithersburg, MD 20877

Re:	Defibrotide

Ladies and Gentlemen:

Reference is made to the License and Supply Agreement dated as of December 7, 2001, as amended (the “Agreement”), between Sigma-Tau Pharmaceuticals, Inc. (“Sigma-Tau”) and Gentium S.p.A. (“Gentium”), and to Gentium’s proposal that Sigma-Tau share in certain costs relating to the Development of the Product (all capitalized terms used and not defined herein having the meanings set forth in the Agreement).

1. Section 3.3 (Variations) of the Agreement provides that “Either Party shall promptly inform the other Party as soon as it becomes aware of any event which is likely to cause a variation or materially impair the continuation of the Development of the Product. If such event (including but not limited to unforeseen requests by FDA or any other Governmental Authority), notwithstanding the exercise of due care, is likely to cause a material increase of the budget allocated for the Development of the Product and/or the schedule thereof, the Parties shall discuss in good faith a revision of the Development plan and the terms and conditions of this Agreement (including but not limited to the Consideration provided for in Section V). In the event that the Parties do not agree upon the continuation of the Development of the Product within thirty (30) Business Days of the starting of the negotiation, each Party shall have the right to terminate this Agreement by thirty (30) days written notice to the other Party.”

2. Gentium hereby invokes Section 3.3 of the Agreement and informs Sigma-Tau that events which Gentium could not reasonably anticipate upon the date of the of the Agreement have occurred that will cause a material increase of the budget and schedule for Development of the Product. Therefore Gentium has requested that Sigma-Tau pay for fifty percent (50%) of the following documented costs (excluding any of Gentium’s internal costs), as well as associated legal fees, for the Development of the Product:

(i)	costs incurred by Gentium with the provider(s) of contract research organization services relating to the Development of the Product, currently MDS Pharma Services (US) Inc.,

(ii)
reasonable costs incurred by Gentium in connection with any additional clinical trials, companion trials, or similar expansion of the Development of the Product required or recommended by the Food and Drug Administration and

(iii)	other reasonable costs that speed up or improve the Development of the Product

(collectively, the “Costs”).

3. For Sigma-Tau’s budgeting purposes, the currently known Costs and, where applicable, estimates of their amounts, are attached hereto as Appendix A; Gentium will promptly inform Sigma-Tau in advance of any additional Costs of which it becomes aware or changes to the estimates of the Costs and will then send Sigma-Tau a revised budget of the Costs. The costs payable to MDS Pharma Services (US) Inc. are hereby referred to as the “MDS Pharma Costs.”

Exhibit 4
Gentium SpA Piazza XX Settembre, 2 - 22079 Villa Guardia (CO) Italy

4. Without prejudice to Sigma-Tau’s rights under the Agreement, including without limitation those under Section III, Sigma-Tau agrees to pay fifty percent (50%) of the Costs. To such effect, Sigma-Tau will reimburse Gentium fifty percent (50%) of each documented invoice for the Costs, within thirty (30) days from receipt of a copy of such invoice. Sigma-Tau agrees that two initial invoices for a portion of the MDS Pharma Costs are attached hereto as Appendix B and to pay fifty percent (50%) of such invoices within thirty (30) days of the date of this Agreement. This agreement of Sigma-Tau to share in the Costs is made with the purpose to speed up the Development of the Product relating to Approval of the Product and to proceed in the shortest possible time with the registration and commercialization activities under the Agreement.

5. For the avoidance of doubt, should Sigma-Tau elect at any time not to reimburse Gentium fifty percent (50%) of any of the Costs (other than MDS Pharma Costs, of which Sigma-Tau hereby agrees to pay fifty percent (50%)), the Parties shall discuss in good faith a revision of the Development plan and the terms and conditions of the Agreement (including but not limited to the Consideration provided for in Section V) pursuant to Section 3.3 of the Agreement and the provisions of the Agreement relevant to any termination shall apply. In particular, for the interpretation of Section 3.4 (Discontinuation) of the Agreement, the portion of the Costs paid by Sigma-Tau hereunder is deemed to be included in Schedule 2 of the Agreement.

This letter is made in two originals. If you are in agreement with its contents, please sign both of them for acceptance and return one original to us.

Yours sincerely,

GENTIUM S.P.A.

By:  /s/ Gary G. Gemignani

Name: Gary G. Gemignani
Title: Chief Financial Officer
          and Executive Vice President

Accepted and agreed

SIGMA-TAU PHARMACEUTICALS INC.

By:  /s/ Gregg Lapoint

Name: Gregg Lapointe
Title: Chief Operating Officer

Appendix A

Current Costs Estimate

MDS Pharma Historical Arm Costs:	$5,170,574
MDS Pharma Prospective Arm Costs:	$2,935,994
Toxicolity Study Costs:	To be determined
Expanded Access Trial Costs:	To be determined

Appendix B

Invoices for MDS Pharma Costs

[Intentionally omitted]